Exhibit 99.1

LightInTheBox Reports First Quarter 2017 Financial Results

Net Revenues Increase 8.0% Year-over-Year

Conference Call to be Held at 8:00AM ET on June 15, 2017

Beijing, China, June 15, 2017 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter of 2017.

Financial Highlights

•             Net revenues increased 8.0% year-over-year to $72.7 million for the first quarter of 2017, above the high end of the Company’s guidance of $72.0 million.

•             Total operating expenses were $26.8 million for the first quarter of 2017, compared with $27.0 million during the same quarter last year.

•             For the second quarter of 2017, the Company expects net revenues to be in the range of $76.0 to $79.0 million, representing an increase of 15.8% to 20.3% year-over-year.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We are pleased to see that revenue exceeded the high-end of our guidance and grew on a year-over-year basis for the second consecutive quarter. Our success this quarter was a direct result of our persistence and the effectiveness of our strategy to improve our business through strengthened supply chain management, better product quality, and higher customer satisfaction.”

First Quarter 2017 Financial Results

Net revenues increased 8.0% year-over-year to $72.7 million from $67.3 million in the same quarter of 2016. Net revenues from product sales were $64.8 million, compared with $61.9 million in the same quarter of 2016. Net revenues from service and others were $7.9 million, compared with $5.4 million in the same quarter of 2016. As a percentage of net revenues, service and others accounted for 10.9% during the first quarter of 2017.

Total orders of product sales were 1.6 million for the first quarter of 2017, compared with 1.7 million in the same quarter of 2016. Total number of product sales customers was 1.2 million for the first quarter of 2017, compared with 1.4 million in the same quarter of 2016.

Product sales in the apparel category were $21.2 million for the first quarter of 2017, compared with $21.9 million in the same quarter of 2016. As a percentage of product sales, apparel revenues accounted for 32.8% for the first quarter of 2017, compared with 35.4% in the same quarter of 2016. Product sales from other general merchandise were $43.6 million for the first quarter of 2017.

Product sales from Europe were $33.5 million for the first quarter of 2017, compared with $36.5 million in the same quarter of 2016, representing 51.7% of total product sales for the first quarter of 2017. Product sales from North America were $17.4 million, compared with $19.6 million in the same quarter of 2016, representing 26.8% of total product sales for the first quarter of 2017, while product sales from other countries were $13.9 million, representing 21.5% of total product sales for the same quarter.

Total cost of revenues was $48.5 million in the first quarter of 2017, compared with $42.5 million in the same period of 2016. Cost for product sales was $41.0 million in the first quarter of 2017, compared with $37.6 million in the same period of 2016. Cost for service and others was $7.5 million in the first quarter of 2017, compared with $4.9 million in the same period of 2016.

Gross profit for the first quarter of 2017 was $24.2 million, compared with $24.8 million in the same period of 2016. Gross margin was 33.3% in the first quarter of 2017, compared with 36.8% in the same quarter of 2016.

Total operating expenses in the first quarter of 2017 were $26.8 million, compared with $27.0 million in the same quarter of 2016.

•             Fulfillment expenses in the first quarter of 2017 were $3.8 million, compared with $4.5 million in the same quarter of 2016. As a percentage of total net revenues, fulfillment expenses were 5.2% for the first quarter of 2017, compared to 6.7% in the same quarter of 2016 and 4.8% in the fourth quarter of 2016.

•             Selling and marketing expenses in the first quarter of 2017 were $15.2 million, compared with $14.2 million in the same quarter of 2016. As a percentage of total net revenues, selling and marketing expenses were 20.9% for the first quarter of 2017, compared to 21.1% in the same quarter of 2016 and 20.5% in the fourth quarter of 2016.

•             General and administrative (G&A) expenses in the first quarter of 2017 were $7.8 million, compared with $8.3 million in the same quarter of 2016. As a percentage of total net revenues, G&A expenses were 10.8% for the first quarter of 2017, compared with 12.3% in the same quarter of 2016 and 10.6% in the fourth quarter of 2016. G&A expenses in the first quarter of 2017 included $2.5 million in technology investments, compared with $3.5 million in the same quarter of 2016.

Loss from operations was $2.6 million in the first quarter of 2017, compared with a loss from operations of $2.2 million in the same quarter of 2016.

Net loss was $2.4 million in the first quarter of 2017, compared with a net loss of $2.1 million in the same quarter of 2016.

Net loss per American Depository Share (“ADS”) was $0.03 in the first quarter of 2017, compared with net loss per ADS of $0.04 in the same quarter of 2016. Each ADS represents two ordinary shares.

Non-GAAP net loss was $0.8 million in the first quarter of 2017, compared with non-GAAP net income of $0.9 million in the same quarter of 2016.

Non-GAAP net loss per ADS was $0.01 in the first quarter of 2017, compared with non-GAAP net income per ADS of $0.02 in the same quarter of 2016.

For the first quarter of 2017, the Company’s weighted average number of ADSs used in computing the loss per ADS was 68,880,539.

As of March 31, 2017, the Company had cash and cash equivalents and restricted cash of $85.1 million, compared with $91.1 million as of December 31, 2016.

Share Repurchase Program Extension

The Company’s Board of Directors has authorized the extension of its existing share repurchase program for an additional twelve month period. Upon such extension, LightInTheBox is authorized, but not obligated, to continue to repurchase up to the remaining balance of the US$10 million of its American Depositary Shares (“ADSs”) for an additional twelve months, from June 15, 2017 through June 14, 2018. As of March 31, 2017, the Company had repurchased a total of $1.0 million of its ADSs.

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices or in privately negotiated transactions and are subject to relevant rules under the Securities Act of 1934, as amended (the “Act”). The Company will also effect repurchase transactions in compliance with Rule 10b5-1 under the Act and the Company’s insider trading policy. The share repurchase program will be funded with the Company’s cash from operations.

Business Outlook

For the second quarter of 2017, based on current information available to the Company and  business seasonality, the Company expects net revenues to be between $76.0 million and $79.0 million, which represents an increase of 15.8% to 20.3% year-over-year. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Thursday, June 15, 2017 to discuss its financial results and operating performance for the first quarter 2017. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 33730700

A telephone replay will be available two hours after the conclusion of the conference call through June 22, 2017. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 33730700

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expense, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of March 31,
	2016	2017
ASSETS
Current Assets
Cash and cash equivalents	89,517	83,797
Restricted cash	1,559	1,290
Accounts receivable	2,401	2,200
Inventories, net	10,587	9,595
Prepaid expenses and other current assets	9,674	11,445
Total current assets	113,738	108,327
Property and equipment, net	1,071	963
Acquired intangible assets, net	215	211
Goodwill	690	690
Long-term rental deposit	638	651
Long-term investment	1,849	1,921
TOTAL ASSETS	118,201	112,763

LIABILITIES
Current Liabilities
Accounts payable	22,523	17,588
Advance from customers	8,758	12,018
Accrued expenses and other current liabilities	21,084	19,413
Total current liabilities	52,365	49,019
TOTAL LIABILITIES	52,365	49,019

EQUITY
Ordinary shares	10	10
Treasury shares, at cost	(20,806)	(21,042)
Additional paid-in capital	236,949	237,447
Accumulated deficit	(149,738)	(152,133)
Accumulated other comprehensive loss	(579)	(538)
TOTAL EQUITY	65,836	63,744
TOTAL LIABILITIES AND EQUITY	118,201	112,763

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	March 31,	March 31,
	2016	2017
Net revenues
Product sales	61,923	64,776
Services and others	5,375	7,925
Total net revenues	67,298	72,701
Cost of revenues
Product sales	(37,617)	(41,032)
Services and others	(4,910)	(7,458)
Total cost of revenues	(42,527)	(48,490)
Gross profit	24,771	24,211
Operating expenses
Fulfillment	(4,533)	(3,748)
Selling and marketing	(14,205)	(15,205)
General and administrative	(8,256)	(7,834)
Total operating expenses	(26,994)	(26,787)
Loss from operations	(2,223)	(2,576)
Exchange gain (loss) on offshore bank accounts	68	(12)
Interest income	16	145
Loss before income taxes	(2,139)	(2,443)
Income taxes expenses	(14)	(8)
Gain from equity method investments	12	56
Net loss	(2,141)	(2,395)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	95,405,379	137,761,078
—Diluted	95,405,379	137,761,078

Net loss per ordinary share
—Basic	(0.02)	(0.02)
—Diluted	(0.02)	(0.02)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.04)	(0.03)
—Diluted	(0.04)	(0.03)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	March 31,	March 31,
	2016	2017
Net revenues	67,298	72,701
Foreign exchange impact on net revenues*	2,524	1,078
Non-GAAP net revenues	69,822	73,779

Gross profit	24,771	24,211
Foreign exchange impact on net revenues*	2,524	1,078
Non-GAAP gross profit	27,295	25,289

Loss from operations	(2,223)	(2,576)
Foreign exchange impact on net revenues*	2,524	1,078
Share-based compensation expenses	534	498
Non-GAAP income (loss) from operations	835	(1,000)

Net loss	(2,141)	(2,395)
Foreign exchange impact on net revenues*	2,524	1,078
Share-based compensation expenses	534	498
Non-GAAP net income (loss)	917	(819)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per ordinary share
—Basic	95,405,379	137,761,078
—Diluted	95,554,419	137,761,078

Non-GAAP net income (loss) per ordinary share
—Basic	0.01	(0.01)
—Diluted	0.01	(0.01)

Non-GAAP net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.02	(0.01)
—Diluted	0.02	(0.01)

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of March 2017 will be calculated by the average of the daily exchange rates in March 2016 times the respective original foreign currency net revenues in March 2017.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	March 31,	March 31,
	2016	2017
Net loss	(2,141)	(2,395)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	501	231
Share-based compensation	534	498
Inventory write-down	1,487	338
Exchange gain (loss) on offshore bank accounts	(68)	12
Gain from equity method investments	(12)	(56)
Changes in operating assets and liabilities
Accounts receivable	(864)	242
Inventories	1,761	658
Prepaid expenses and other current assets	517	(1,765)
Accounts payable	(9,284)	(4,938)
Advance from customers	2,785	3,260
Accrued expense and other current liabilities	35	(1,733)
Long-term rental deposit	—	(11)
Net cash used in operating activities	(4,749)	(5,659)
Cash flows from investing activities
Purchase of property and equipment	(13)	(111)
Withdraw in restricted cash	232	269
Net cash provided by investing activities	219	158
Cash flows from financing activities
Issuance of ordinary shares upon private placement	76,499	—
Proceeds from exercise of share options	6	—
Repurchase of ordinary shares	—	(236)
Net cash provided (used in) by financing activities	76,505	(236)
Effect of exchange rate changes on cash and cash equivalents	90	17
Cash and cash equivalents at beginning of period	30,901	89,517
Cash and cash equivalents at end of period	102,966	83,797